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FORM 4

                                            U.S. SECURITIES AND EXCHANGE COMMISSION
                                             Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 of Section 30(f) of the Investment Company Act of 1940

1. Name and address of Reporting Person* Nally Robert B.	2. Issuer Name and Ticker or Trading Symbol CVF TECHNOLOGIES CORPORATION (CNV)		6. Relationship of Reporting Person to Issuer (Check all applicable) [ X ] Director [ ] 10% Owner [ X ] Officer (give [ ] Other (specify title below) below) Secretary and Treasurer
(Last) (First) (Middle) 8604 Main Street, Suite 1	3. I.R.S. Identification Number of Reporting Person, if an Entity (Voluntary)	4. Statement for Month/Day/Year 1/15/03
(Street) Williamsville NY 14221		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check applicable box) [ x ] Form filed by One Reporting Person [ ] Form filed by More than One Reporting person
(City) (State) (Zip)	Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6.Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	01/15/03	N/A	S		9,500	D	$.18	195,644	I	By Wife
Common Stock	01/15/03	N/A	P		9,500	A	$.18	205,144	I	By Wife (1)
								784,326.5	D (2)

(over)

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

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Form 4 (continued)            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                                    (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2.Conver-sion or Exercise Price of Deri- vative Security	3.Trans-action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4.Trans-action Code (Instr.8)		5. Number of Derivative Securities Ac- quired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exercisable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9.Number of deriv- Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10.Owner-ship Form of Deriv- ative Security Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:
(1) The shares are held by Mr. Nally's wife, Margaret Nally.   Mr. Nally disclaims beneficial ownership of these shares.
(2) Mr. Nally's  amounts include 460,000 options to acquire shares of common stock and 324,326.5 warrants to acquire shares of common stock.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C/ 78ff(a).	/ s/ Robert B. Nally **Signature of Reporting Person	1/16/03 Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.